May 5, 2005

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 03-06
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Mr. Russell Mancuso
Mr. Tim Buchmiller

Re:	Celeritek, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed May 4, 2005
File No. 000-23576

Dear Mr. Mancuso and Mr. Buchmiller:

     On behalf of Celeritek, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated May 5, 2005, relating to the above-referenced Amendment No. 2 to Preliminary Proxy Statement. The Company is concurrently filing via EDGAR the definitive proxy statement. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Background of the Proposed Asset Sale — Page 10

1.	We note your response comment 3. Please expand your disclosure at the top of page 12 or in another appropriate section of your document to clarify how the “value” of the other offer was less than the cash and assumption of liabilities offered by Mimix.

In response to the Staff’s comment, the Company has revised the proxy statement to expand the discussion regarding the board of directors’ determination that the other offer was less attractive than the offer from Mimix.

Our reasons for the Proposed Asset Sale — Page 13

2.	We reissue comment 4 which sought a summary of the analyses conducted by the board, not just an identification of the factors considered. For example, we note your disclosure on page 13 that the board compared the consideration to the total market value of your common stock. You

Securities and Exchange Commission
May 5, 2005

should provide a summary of that comparative analysis. We also assume that the board conducted other analyses to support its conclusion on page 11 that $2.6 million was insufficient consideration.

In response to the Staff’s comment, the Company has revised the proxy statement to provide additional disclosure regarding the board’s evaluation of the Mimix offer from a financial perspective.

* * *

     Should the Staff have any additional comments or questions, please direct them to me or to Jack Sheridan or Page Mailliard of this office. We can be reached at (650) 493-9300.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Stephen M. Welles
Stephen M. Welles

cc:	Celeritek, Inc.
Tamer Husseini, Chief Executive Officer
Margaret Smith, Chief Financial Officer
Wilson Sonsini Goodrich & Rosati, P.C.
Page Mailliard, Esq.
John T. Sheridan, Esq.